Cadence Bancorporation

2800 Post Oak Boulevard, Suite 3800

Houston, Texas 77056

July 23, 2018

VIA EDGAR

Eric Envall

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cadence Bancorporation
Registration Statement on Form S-4
File No. 333-225587
Request for Acceleration

Dear Mr. Envall,

Reference is made to the Registration Statement on Form S-4 (File No. 333-225587) filed by Cadence Bancorporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2018, as amended on July 20, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m., Eastern Time, on July 24, 2018, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Mark F. Veblen of Wachtell, Lipton, Rosen & Katz at (212) 403-1396 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

CADENCE BANCORPORATION

By:	/s/ Jerry W. Powell
Name:	Jerry W. Powell
Title:	Executive Vice President and General Counsel

cc:	State Bank Financial Corporation

J. Thomas Wiley, Jr.

Wachtell, Lipton, Rosen & Katz

Mark F. Veblen, Esq.

Nelson Mullins Riley & Scarborough LLP

Allie Nagy, Esq.

Nikki Lee, Esq.

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